SIGNATOR INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2015

Assets

Cash	$ 2,645,022
Money market and other equity securities - trading (cost $19,279,315)	19,279,315
Goodwill and intangible assets, net	7,068,966
Due from affiliated companies	369,383
Accounts receivable	14,407,204
Receivable from clearing firms	150,000
Deferred income taxes, net	352,811
Other assets	949,474
Total assets	$ 45,222,175

Liabilities

Accounts payable & accrued expenses	$ 4,474,797
Commissions and distribution expenses payable	14,185,852
Due to affiliated companies	1,690,711
Current tax payable	606,351
Total liabilities	20,957,711

Shareholder's equity

Common stock ($1.00 par value; 2,000 shares authorized, 1,001 shares issued and outstanding)	1,001
Additional paid-in capital	24,318,890
Retained earnings / (deficit)	(55,427)
Total shareholder's equity	24,264,464
Total liabilities & shareholder's equity	$ 45,222,175

The accompanying notes are an integral part of these financial statements.